Exhibit 99.1

Evotec closes sale of Just – Evotec Biologics’ Toulouse site to Sandoz

•	All closing requirements satisfied following announcement of a non-binding term-sheet agreement in July and signing of contract in November

•	Agreement includes approximately US$ 350 m in cash for Just – Evotec Biologics manufacturing site in Toulouse and upfront technology license fees to Evotec’s continuous manufacturing platform

•	In addition, Evotec eligible for license fees, and development revenues including success-based milestones adding up to more than US$ 300 m over the coming years, replacing existing contractual commitments

•	Transaction covering royalties on a portfolio of up to ten biosimilars in technical and early development targeting more than US$ 90 bn of originator net sales

•	Sale immediately earnings accretive, improving Evotec’s short, mid and long-term revenue mix, profit margins, and capital efficiency

Hamburg, Germany, 08 December 2025:

Evotec SE (Frankfurt Stock Exchange: EVT, SDAX/TecDAX, Prime Standard, ISIN: DE0005664809, WKN 566480; NASDAQ: EVO) today announced the closing of its previously reported sale of the Just – Evotec Biologics Toulouse site plus an indefinite technology license to Evotec’s continuous manufacturing platform technology to Sandoz AG (SIX: SDZ / OTCQX: SDZNY), effective 05 December 2025. In total, potential payments may exceed US$ 650 m plus royalties on a portfolio of up to 10 biosimilar molecules, of which six have an originator net sales value of US$ 90 bn.

The transaction with Sandoz is accelerating the implementation of Evotec’s strategy through better monetization of its technology and transitioning to an asset-lighter business model. Evotec is delivering on sharpening its focus on its core strengths and is well on track for sustainable and profitable growth. Sandoz’s acquisition of Just – Evotec Biologics’ Toulouse site is an endorsement of the pioneering J.POD platform and its potential to revolutionize biologics manufacturing.

Dr Christian Wojczewski, Chief Executive Officer of Evotec, said: “This transaction is a pivotal step in Evotec’s transition to a scalable technology provider for next-generation biologics development. By selling the Just – Evotec Biologics Toulouse site and a license for using our pioneering continuous manufacturing technology to Sandoz, we are not only unlocking significant value today but also paving the way for a more efficient, sustainable, and accessible future for biologic medicines.“

With the closing of the transaction, Evotec will continue to serve its customers in the U.S. and Europe with capacity for molecular design, upstream, downstream, analytical and formulation development as well as first-in-human to commercial biologics GMP manufacturing. In parallel, Evotec plans to enable its partners to lower the time and costs of biologics manufacturing with its paradigm shifting continuous manufacturing technology and assets beyond its own capacity via a technology license model.

About Evotec SE

Evotec is a life science company that is pioneering the future of drug discovery and development. By integrating breakthrough science with AI-driven innovation and advanced technologies, we accelerate the journey from concept to cure — faster, smarter, and with greater precision.

Our expertise spans small molecules, biologics, cell therapies and associated modalities, supported by proprietary platforms such as Molecular Patient Databases, PanOmics and iPSC-based disease modeling.

With flexible partnering models tailored to our customers’ needs, we work with all Top 20 Pharma companies, over 800 biotechs, academic institutions, and healthcare stakeholders. Our offerings range from standalone services to fully integrated R&D programs and long-term strategic partnerships, combining scientific excellence with operational agility.

Through Just – Evotec Biologics, we redefine biologics development and manufacturing to improve accessibility and affordability.

With a strong portfolio of over 100 proprietary R&D assets, most of them being co-owned, we focus on key therapeutic areas including oncology, cardiovascular and metabolic diseases, neurology, and immunology.

Evotec’s global team of more than 4,800 experts operates from sites in Europe and the U.S., offering complementary technologies and services as synergistic centers of excellence. Learn more at www.evotec.com and follow us on LinkedIn and X/Twitter @Evotec.

Forward-looking statements

This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec’s securities. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information, please contact:

Media

Susanne Kreuter

VP Head of Strategic Marketing

Susanne.Kreuter@evotec.com

Investor Relations

Volker Braun

EVP Head of Global Investor Relations & ESG

Volker.Braun@evotec.com